AB 3/18

14045188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-44085~~ 8-68319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shea & Company , LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon Street, 25th Floor
(No. and Street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Pingpank **(617)-896-2218**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

500 Boylston Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Christopher J. Pingpank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shea & Company, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA SAYLES KERNEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 24, 2020

Sara Sayles Kerney
Notary Public

Signature

Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Supplementary Information

Shea & Company, LLC

December 31, 2013 and 2012

SHEA & COMPANY, LLC

Financial Statements and Supplementary Information

Table of Contents

Financial Statements:

Supplementary Information:

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Report of Independent Registered Public Accounting Firm

To the Member
Shea & Company, LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Shea & Company, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to Rule 17-a5(g) under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MHM®

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shea & Company, LLC as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedule I, Schedule II and Schedule III is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17-a5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Schedule I, Schedule II and Schedule III have been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Schedule II and Schedule III is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Mayer Hoffman McCann P.C.

February 28, 2014
Boston, Massachusetts

SHEA & COMPANY, LLC

Statements of Financial Condition

		December 31, 2013		December 31, 2012
Assets				
Current assets:				
Cash	$	1,146,368	$	2,304,513
Accounts receivable		89,242		60,000
Other current assets		55,936		21,504
Total current assets		1,291,546		2,386,017
Restricted cash		16,063		-
Total assets	$	**1,307,609**	$	**2,386,017**
Liabilities and Member's Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	90,609	$	46,819
Deferred revenue		-		40,000
Total current liabilities		90,609		86,819
Member's equity		1,217,000		2,299,198
Total liabilities and member's equity	$	**1,307,609**	$	**2,386,017**

See accompanying notes to the financial statements.

SHEA & COMPANY, LLC

Statements of Income

	Years Ended December 31,	
	2013	*2012*
Revenue		
Retainer fees	$ 1,452,500	$ 655,000
Success fees	2,600,702	4,247,582
Total fee revenue	**4,053,202**	**4,902,582**
Reimbursed expenses	180,708	292,687
Total revenue	**4,233,910**	**5,195,269**
Operating expenses		
Payroll expenses	1,908,997	2,427,742
General and administrative	706,667	635,772
Rent and occupancy expenses	212,365	118,236
Total operating expenses	**2,828,029**	**3,181,750**
Operating income	**1,405,881**	**2,013,519**
Interest income	3,619	4,800
Net income	**$ 1,409,500**	**$ 2,018,319**

See accompanying notes to the financial statements.

SHEA & COMPANY, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2013 and 2012

Member's equity at January 1, 2012	**$**	**1,875,994**
Net income		2,018,319
Distributions		(1,595,115)
Member's equity at December 31, 2012		**2,299,198**
Net income		1,409,500
Distributions		(2,491,698)
Member's equity at December 31, 2013	**$**	**1,217,000**

See accompanying notes to the financial statements.

SHEA & COMPANY, LLC

Statements of Cash Flows

		Years Ended December 31, *2013*		*2012*
Cash flows from operating activities:				
Net income	$	1,409,500	$	2,018,319
Adjustments to reconcile net income to net cash provided by operating activities:				
Accounts receivable		(29,242)		1,458,434
Other current assets		(34,432)		(15,725)
Deferred revenue		(40,000)		40,000
Accounts payable and accrued expenses		43,790		31,077
Net cash provided by operating activities		**1,349,616**		**3,532,105**
Cash flows from financing activities:				
Change in restricted cash		(16,063)		-
Distributions		(2,491,698)		(1,595,115)
Cash used by financing activities		**(2,507,761)**		**(1,595,115)**
Net increase (decrease) in cash		**(1,158,145)**		**1,936,990**
Cash, beginning of year		2,304,513		367,523
Cash, end of year	$	**1,146,368**	$	**2,304,513**

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business

Shea & Company, LLC (the "Company") was formed as a limited liability company on January 25, 2005 and became a registered broker-dealer under the Securities Exchange Act of 1934 on July 13, 2010. The Company provides merger and acquisition advisory services, capital raising advisory services through private sales of equity and debt securities to institutional investors, and other financial advisory services, to software and technology companies primarily throughout the United States, as well as in Canada and Europe.

The Company does not hold customer funds or securities and does not conduct any business activity for or with retail securities customers. In private placement advisory transactions, the Company acts as placement agent and does not underwrite issuer securities.

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

Cash

For purposes of reporting on the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts at financial institutions which, at times, may exceed federally insured limits. The Company monitors its exposure and has not experienced any losses in these accounts.

Accounts Receivable

Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Client fees and expense reimbursements are due the sooner of 30 days from the date of invoice and the closing of the related investment banking transaction.

The carrying amount of client accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2013 and 2012, management believed no valuation allowance was warranted.

Revenue Recognition

Revenue from services provided are recognized at the time there is persuasive evidence the Company's services have been substantially completed pursuant to the terms of a binding engagement letter, the Company's fee is fixed or determinable and collection of the related receivable is reasonably assured. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

The Company earns revenue by way of fees for retainers and transaction success fees.

Retainer fees: In most engagements, clients are assessed non-refundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client of the Company, or fees which are in respect of a defined period, which range from a single payment to recurring payments for the duration of the contract. Such periods vary in length. In the case of retainer payments linked to specified time periods, fees are considered earned when the services are performed and are recognized ratably over the period covered by the retainer fee. The Company recognizes non-refundable retainer fees which are not linked to a specified time period when earned.

Success fees: Success fees are owed to the Company on the closing of a merger and acquisition transaction, private placement transaction, fairness opinion or similar transaction. The amount of the fee is stipulated in the Company's engagement contract with the client and is generally calculated as a percentage of the size of the relevant transaction or as a fixed fee. Success fees are recognized when the relevant investment banking transaction is closed. The Company is at times asked to formally opine as to the fairness or insufficiency, from a financial point of view, of the consideration paid to shareholders in a transaction. Fairness (insufficiency) opinion fees are typically earned and recognized when the opinion is delivered to the client.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reimbursed Expenses

The Company accounts for reimbursed expenses in accordance with the applicable standards for income statement characterization of reimbursements received for out-of-pocket expenses. Accordingly, all reimbursed expenses are charged to revenue.

Advertising Expense

The cost of advertising is expensed as incurred. Advertising expenses were $20,032 and $23,164 for the years ended December 31, 2013 and 2012, respectively.

Note 1 - Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

The Company adopted accounting standards relative to fair value measurements, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, fair value is based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the assets or liabilities and includes situations where there is little, if any, market activity for the assets or liabilities. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level of an asset or liability level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Federal and State Income Taxes

The Company is treated as a sole proprietor limited liability company for federal and state income tax purposes. Consequently, the member is taxed individually on the Company's income or losses. Therefore, the financial statements do not reflect a provision for income taxes.

Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. The Company is not currently under examination by any taxing jurisdiction. The Company's federal and state income tax returns are generally open for examination for the past 3 years.

Note 1 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company evaluated subsequent events through February 28, 2014, the date the financial statements were authorized to be issued.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, as defined, of $6,041 and requires its aggregate indebtedness to all other persons, as defined, shall not exceed a 15 to 1 ratio (1,500%) of its net capital. At December 31, 2013 and 2012, the Company had net capital of $1,056,822 and $2,202,694, respectively, of which $1,050,781 and $2,196,906, respectively, was in excess of its required net capital. At December 31, 2013 and 2012, the Company's percentage of aggregate indebtedness to net capital was 8.57% and 3.94%, respectively.

Note 3 - Customer Transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

Note 4 - Commitments

Operating Leases

The Company has entered into an operating lease agreement for its office space in Boston, Massachusetts. This agreement includes both rent and basic office services components. The term of the current lease is from August 16, 2012 to March 31, 2015.

Minimum future lease payments under this operating lease are as follows:

2014	$126,044
2015	31,511

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $127,134 and $118,236 for the years ended December 31, 2013 and 2012, respectively.

During 2013, the Company entered into an operating lease agreement for office space in San Francisco, California. This agreement includes both rent and basic office services components. The term of the current lease is from June 13, 2013 to June 12, 2016.

As security for this lease, the Company provided the lessor a standby letter of credit in the amount of $16,063 and deposited that amount in a certificate of deposit, which is reflected as restricted cash.

Note 4 - Commitments (Continued)

Operating Leases (Continued)

Minimum future lease payments under this operating lease are as follows:

2014	$95,110
2015	97,965
2016	52,890

Rent and occupancy expenses under this lease agreement, which is included in operating expenses, was $51,502 for the year ended December 31, 2013.

Note 5 - Employee Benefit Plan

The Company sponsors a 401(k) Retirement Plan (the "Plan") which is open to all employees meeting the age and length of service requirements set forth in the Plan. The Company's discretionary contributions to the Plan for the years ended December 31, 2013 and 2012 were $125,354 and $160,000, respectively.

Note 6 - Concentrations

For the year ended December 31, 2013, the Company had three major customers which accounted for 95% of total revenue and two customers which accounted for 100% of accounts receivable. For the year ended December 31, 2012, the Company had three major customers which accounted for 79% of total revenue and one customer which accounted for 100% of accounts receivable.

Note 7 - Supplemental Cash Flow Information

For the year ended December 31, 2013, the Company recorded $500,000 in revenue and expense, related to compensation from a customer in the form of preferred stock certificates. The stock was valued at the same per share price as what investors paid in the associated transaction. The preferred stock was subsequently distributed to certain employees of the Company as compensation.

SHEA & COMPANY, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

Schedule I

December 31, 2013

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Shea & Company, LLC had the following Excess Net Capital at December 31, 2013:

Total member's equity from the statement of financial condition	**$**	**1,217,000**
Deductions:		
Less: nonallowable fees receivable and other current assets		145,178
Less: haircut (fidelity bond deductible)		15,000
Net capital		**1,056,822**
Aggregate indebtedness included in statement of financial condition:		
Accounts payable and accrued expenses		90,609
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		6,041
Capital in excess of minimum requirement	**$**	**1,050,781**
Ratio, aggregate indebtedness to net capital		.09 to 1

SHEA & COMPANY, LLC

Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that filed in Part IIA of Form X-17A-5

Schedule II

December 31, 2013

Aggregate Indebtedness

There were no material adjustments to the aggregate indebtedness calculation.

Net Capital

There were no material adjustments between the computation of net capital presented above and the computation of net capital reported in the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2013 and filed January 22, 2014.

SHEA & COMPANY, LLC

Statement Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

Schedule III

December 31, 2013

As described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm
500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Compliance and Internal Accounting Control Required by SEC Rule 17a-5 Pursuant to Rule 15c3-3 Exemption

To the Member
Shea & Company, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Shea & Company, LLC (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MHM®

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 28, 2014
Boston, Massachusetts

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Shea & Company, LLC

December 31, 2013

SHEA & COMPANY, LLC

Table of Contents

MHM

Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Shea & Company, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Shea & Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work paper, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. We noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 28, 2014
Boston, Massachusetts

SHEA & COMPANY, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2013

	Date Paid	Amount		
General assessment			$	10,133
Less payments made:				
	7/30/2013	$ 5,383		(5,383)
Interest on late payment(s)				-
Total assessment balance and interest due			$	4,750

See Independent Registered Public Accounting Firm's Report on Agreed Upon Procedures.

SHEA & COMPANY, LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2013

Revenues:		
Financial advisory	$	4,053,202
		4,053,202
SIPC net operating revenues	$	4,053,202
General assessment @ .0025	$	10,133